UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-6659

A.	Full title of the Plan:

Aqua America, Inc.

401(k) Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

AQUA AMERICA, INC.

762 W. Lancaster Avenue

Bryn Mawr, PA 19010

December 31, 2013 and 2012

Report of Independent Registered Public Accounting Firm

Plan Participants and Plan Administrator

Aqua America, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Aqua America, Inc. 401(k) Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2013, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ParenteBeard LLC

Philadelphia, Pennsylvania

June 13, 2014

Aqua America, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Assets
Investments, at fair value	$165,574,806	$141,725,137

Receivables:
Employer contributions receivable	1,067,972	1,005,823
Notes receivable from participants	4,131,948	3,686,028

Total receivables	5,199,920	4,691,851

Total assets	170,774,726	146,416,988

Liabilities
Accrued expenses	40,289	—
Excess participant contributions payable	—	61,892

Total liabilities	40,289	61,892

Net assets available for benefits at fair value	170,734,437	146,355,096
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(157,526)	(420,004)

Net Assets Available for Benefits	$170,576,911	$145,935,092

See notes to financial statements

Aqua America, Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2013 and 2012

	2013	2012
Additions to Net Assets Attributed to
Investment income:
Net appreciation in fair value of investments	$21,200,009	$15,123,653
Interest and dividends	4,864,202	3,584,807

Total investment income	26,064,211	18,708,460

Interest income on notes receivable from participants	157,396	150,063

Contributions:
Employer	2,872,321	3,044,003
Participants	6,919,856	6,650,865
Participant rollovers	530,047	1,132,495
Other	25,000	26,101

Total contributions	10,347,224	10,853,464

Total additions	36,568,831	29,711,987

Deductions from Net Assets Attributed to
Benefits paid to participants	(11,794,412)	(15,786,832)
Administrative expenses	(132,600)	(52,192)

Total deductions	(11,927,012)	(15,839,024)

Net increase in net assets available for benefits	24,641,819	13,872,963
Net Assets Available for Benefits
Beginning of year	145,935,092	132,062,129

End of year	$170,576,911	$145,935,092

See notes to financial statements

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 1—Description of Plan

The following description of the Aqua America, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Aqua America, Inc. (the “Plan Sponsor” and the “Plan Administrator”). Direct and indirect subsidiaries of Aqua America, Inc. that adopt the Plan are participating employers. All participating employers are referred to herein as the “Company”. The Plan’s trustee is T. Rowe Price Trust Company (the “Trustee”). The Plan is designed to conform to all of the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and with the applicable provisions of the Internal Revenue Code (“IRC”) and the regulations thereunder.

On October 1, 2010, the New York Water Service Corporation Union 401(k) Plan was merged into the Plan. Further, on May 1, 2012, Aqua America, Inc. sold its Aqua New York, Inc. subsidiary to American Water Works Company, Inc. (“American Water”) and subsequently, New York Water Service Corporation Union participants were eligible to transfer their account balances.

On January 1, 2012, Aqua America, Inc. sold its Aqua Maine subsidiary to Connecticut Water Service Company. As part of the sale agreement, Aqua Maine employees, who were participants in the Plan, became fully vested in their employer matching and profit-sharing contributions. The assets held in the Plan on behalf of Aqua Maine employees, who were participants in the Plan, were removed from the Plan at the participants’ direction and were recorded as benefits paid to participants on the Statements of Changes in Net Assets Available for Benefits for 2012.

On May 1, 2012, one of Aqua America, Inc.’s subsidiaries, Aqua Ohio, Inc., acquired Ohio-American Water Company (now known as Aqua Ohio Water Company) from American Water. As a result of the acquisition, two new groups (referred to as Group 6 and Group 7) were added to the Plan. Assets received into the Plan on behalf of Groups 6 and 7 were recorded as participant rollovers on the Statements of Changes in Net Assets Available for Benefits.

Eligibility

Covered employees are any employees other than: (i) bargaining unit employees unless their union contract provides for participation in the Plan, (ii) leased employees, (iii) nonresident aliens and (iv) persons performing services who are classified by the Company as other common law employees. As of December 31, 2013 and 2012, there are six active groups of covered employees, designated as follows:

•	Group 1 Covered Employee: any covered employee who was a participant in the Aqua America, Inc. Thrift Plan on December 31, 2007.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 1—Description of Plan (Continued)

Eligibility (Continued)

•	Group 2 Covered Employee: any covered employee who was a participant in the Aqua America, Inc. Employees 401(k) Savings Plan and Trust on December 31, 2007.

•	Group 3 Covered Employee: any covered employee who was a participant in the Plan on December 31, 2007; any person who is a covered employee of any other entity that becomes an affiliate of Aqua America, Inc. on or after April 1, 2003 and that adopts the Plan as a participating employer; any covered employee hired or rehired on or after April 1, 2003 (except an employee rehired after March 2003 and prior to August 6, 2003) who was eligible to participate in another 401(k) plan of an employer; any covered employee represented by the International Union of Operating Engineers Local Union 18S (Tiffin District) hired on or after October 31, 2013; and any employee, other than an employee classified as a seasonal employee shall become a participant in the Plan on the later of the employee’s employment commencement date or the date on which the employee becomes a covered employee.

•	Group 4 Covered Employee: any covered employee who was a participant in the Personal Savings Plan for Local 473 Employees of the Philadelphia Suburban Division of Aqua Pennsylvania, Inc. on December 31, 2007.

•	Group 5 Covered Employee: any covered employee who is a participant in the New York Water Service Corporation Union 401(k) Plan on October 1, 2010 and any employee hired by New York Water Services Corporation who is a member of the New York union (Utility Workers Union of America, AFL-CIO Local 355). All Group 5 participants were transferred out of the Plan effective May 1, 2012 when Aqua America, Inc. sold its Aqua New York, Inc. subsidiary to American Water. This group is no longer an active group of the Plan.

•	Group 6 Covered Employee: any covered employee (i) whose date of hire or rehire with Ohio-American Water Company (now known as Aqua Ohio Water Company) was on or after January 1, 2001 and (ii) who is represented by one of the following unions: the International Union of Operating Engineers Local Union 18S (Tiffin District) except an employee hired on or after October 31, 2013, Utility Workers Union of America, AFL-CIO Local Union No. 434 (Marion District) and Utility Workers Union of America, AFL-CIO Local No. 397 (Ashtabula District).

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 1—Description of Plan (Continued)

Eligibility (Continued)

•	Group 7 Covered Employee: any covered employee (i) whose date of hire with Ohio-American Water Company (now known as Aqua Ohio Water Company) was prior to January 1, 2001, (ii) who has remained continuously employed by Ohio-American Water Company and, after April 30, 2012, by Aqua Ohio Water Company and (iii) who is represented by one of the following unions: the International Union of Operating Engineers Local Union 18S (Tiffin District), Utility Workers Union of America, AFL-CIO Local Union No. 434 (Marion District) and Utility Workers Union of America, AFL-CIO Local No. 397 (Ashtabula District).

In addition, any seasonal employee shall become a participant in the Plan as of the first day of a calendar quarter coincident with or next following the date on which the employee first completes one year of service, provided the employee is a covered employee on such date.

Contributions

Participants may elect to contribute from 1% to 25% (15% for participants who are highly compensated) of their pre-tax compensation pursuant to a salary deferral election, up to an annual maximum permitted under applicable laws and regulations governing 401(k) plans of $17,500 in 2013 and $17,000 in 2012, which are partially matched by the Company. Additionally, participants who are age 50 or who will attain age 50 prior to the end of the Plan year may make an additional deferral contribution (“Catch-Up”), provided the participant made the maximum amount of deferral contributions permitted under the Plan. The maximum annual amount of allowable catch-up contribution for 2013 and 2012 is $5,500. Participants may make after tax deferral contributions instead of or in addition to pre-tax deferral contributions, subject to the same limitations, which are partially matched by the Company (“Roth”). Participants may also invest from 1% to 10% of their after-tax compensation, which is not matched by the Company, and make transfers between funds or suspend their contributions at any time, and may contribute amounts representing distributions from other qualified defined benefit or contribution plans (“Rollovers”).

The Plan provides for employer contributions as follows:

Employer Matching Contributions

•	Groups 1 and 3: The Company will make a matching contribution equal to 50% of the first 6% of a participant’s compensation that is contributed to the Plan as a pre-tax deferral contribution or a Roth deferral contribution. Matching contributions will be made to the Plan in the form of cash that is used for the purchase of Aqua America, Inc. common stock.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 1—Description of Plan (Continued)

Contributions (Continued)

•	Group 2: The Company will make a matching contribution equal to 40% of a participant’s compensation that is contributed to the Plan as a pre-tax deferral contribution or a Roth deferral contribution, up to a maximum of $1,040 per year.

•	Group 4: The Company will make a matching contribution equal to 50% of the first 4% of a participant’s compensation that is contributed to the Plan as a pre-tax deferral contribution or a Roth deferral contribution.

•	Group 5: This group closed when Aqua America, Inc. sold its Aqua New York, Inc. subsidiary to American Water on May 1, 2012. Due to the sale, this is no longer an active group of the Plan.

•	Group 6: The Company will make a matching contribution equal to 100% of the first 3% of a participant’s compensation that is contributed to the Plan and 50% of the next 2% of a participant’s compensation that is contributed to the Plan as a pre-tax deferral contribution or a Roth deferral contribution.

•	Group 7: The Company will make a matching contribution equal to 50% of the first 5% of a participant’s compensation that is contributed to the Plan as a pre-tax deferral contribution or a Roth deferral contribution.

Discretionary Contributions

The Company may make additional discretionary contributions to the Plan for the benefit of active participants. Discretionary contributions are allocated to active Group 1 and Group 3 participant accounts on a pro-rated basis based on each participant’s compensation compared to the compensation of all active participants in Group 1 and Group 3. Group 2, Group 4, Group 6 and Group 7 are not eligible for discretionary contributions. This discretionary contribution will be made to the Plan in the form of cash that is used for the purchase of Aqua America, Inc. common stock. The Company did not make any discretionary contributions during 2013 and 2012.

Non-Discretionary Contributions

The Company will make additional non-discretionary contributions of 5.25% of base hourly wages to the Plan for the benefit of active Group 6 participants who qualify for a Company “Enhanced Match”, defined as 100% of the first 3% and 50% of the next 2% of base compensation contributed. The Company made such non-discretionary contributions of $73,761 and $43,392 for 2013 and 2012, respectively.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 1—Description of Plan (Continued)

Contributions (Continued)

Employer Profit Sharing Contributions

The Company may, at its discretion, make a profit sharing contribution to the Plan to benefit all Group 3 eligible employees. The profit sharing contribution will be made in the form of cash and into participant-directed accounts. The Company made profit sharing contributions for 2013 and 2012 of $1,067,972 and $1,005,823, respectively.

Employer Performance Contributions

The Company may, at its discretion, make an employer performance contribution on behalf of eligible participants if certain established performance goals are achieved. Performance contributions are to be made to the Plan in the form of cash, Company stock, or any combination thereof. The Company did not make any performance contributions during 2013 and 2012.

Excess Contributions

In order to satisfy the relevant nondiscrimination provisions of the Plan for the year ended December 31, 2013 and 2012, the Plan reimbursed $0 and $61,892 of excess contributions to select participants during 2013 and 2012 respectively. The excess contributions are recorded as a liability and as a reduction of participant contributions.

Other Contributions

The Plan maintains an Administrative Budget account funded by the Plan’s Trustee. The funds in the account are treated as Plan assets and must be used only for payment of permissible Plan expenses or allocation to participants. The Administrative Budget funds are invested in the T. Rowe Price Prime Reserve Fund. The T. Rowe Price Prime Reserve fund is not an available investment option for plan participants. All funds utilized from this account are treated as administrative expenses on the Statements of Changes in Net Assets Available for Benefits. Contributions to the Administrative Budget account were $25,000 for 2013 and 2012, respectively. Administrative Budget account funds utilized amounted to $50,034 and $38,824 during 2013 and 2012, respectively. The balance in the Administrative Budget account was $22,943 and $47,971 as of December 31, 2013 and 2012, respectively.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and plan earnings or losses. Allocations are based on participant contributions or account balances, as defined by the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participants’ vested account.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 1—Description of Plan (Continued)

Vesting

Each participant will always be 100% vested in the balances in their deferral contribution, voluntary contribution, discretionary contribution, employer performance contribution and rollover contribution accounts. Group 2 covered employees are 100% vested in their employer matching contributions. Group 3 covered employees become 100% vested in their employer matching and profit sharing contributions after three years of service. Group 6 and Group 7 covered employees immediately become 100% vested in their employer matching contributions. Group 6 covered employees become 100% vested in their employer defined contribution upon completing a one-year period of service measured from the participant’s date of hire with Ohio-American Water Company or after May 1, 2012 with Aqua Ohio Water Company. Vesting for Group 1 and Group 4 covered employees’ employer matching contributions is in accordance with the following schedule:

Years of Service *	% Vested
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

*	A “year of service” for vesting purposes means each plan year (the calendar year) in which the participant is credited with 1,000 or more hours of service.

Common Stock Fund

Matching contributions and discretionary contributions may be made in cash or invested in Aqua America, Inc. common stock. Participants who are 100% vested in this fund have an opportunity to elect that any dividends with respect to Aqua America, Inc. common stock held be paid in cash to the participant rather than being allocated to their account to be invested in additional shares of Aqua America, Inc. common stock.

Investment Options

Participants can direct, at the time they enroll in the Plan, that their salary deferral and voluntary contributions be invested entirely in one of the funds offered by the Plan or divided among the funds. Subject to compliance with applicable state and federal securities laws, the Plan also permits participants to acquire an interest in Aqua America, Inc. common stock. Participants may change their investment instructions and reinvest their contributions in a different fund or funds at any time.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 1—Description of Plan (Continued)

Payment of Benefits

Distributions from the Plan are normally made shortly after the participant’s retirement, death or disability. If the participant’s account balance does not exceed $1,000, the participant will receive a lump-sum distribution as soon as practicable following termination of employment. If the account balance is greater than $1,000 but less than $5,000 and the participant does not elect to receive the distribution directly, then the Trustee will pay the distribution in a direct rollover to an individual retirement plan designated by the Plan Administrator. Withdrawals will be made in cash or shares of Aqua America, Inc. common stock, to the extent permitted by law. Under certain circumstances, a participant may withdraw all or a portion of the employee contributions while still employed.

Notes Receivable from Participants

Participants may borrow funds from their account balance in amounts that do not exceed the lesser of $50,000 or 50% of their vested account balance for a period not to exceed five years, unless the note is used to purchase the participant’s principal residence. Repayment is made through payroll deductions. All new notes receivable are issued at an interest rate of prime plus 1%. The notes are secured by the balance in the participant’s account and bear interest at rates that range from 4.25% to 8.50% and apply to loans issued between January 1, 2007 and December 31, 2013.

Plan Forfeitures

Forfeited non-vested accounts are used first to restore any non-vested amounts (if a participant received a distribution and forfeited their non-vested account and resumed employment as a covered employee and repays the full amount of the distribution to the Plan prior to the earlier of (a) five years after the date on which the participant was reemployed or (b) the close of the first period of five consecutive one-year breaks-in-service, commencing after the distribution) and then shall then be applied as promptly as practicable to reduce employer contributions.

Contributions made by the Company are reduced by forfeited, non-vested amounts that accumulate during the year. Employer contributions were reduced by $264,606 and $82,615 during 2013 and 2012, respectively, as a result of forfeited non-vested accounts. The balance in the forfeiture account was $7,009 and $5,803 as of December 31, 2013 and 2012, respectively.

Note 2—Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 2—Summary of Significant Accounting Policies (Continued)

Basis of Accounting (Continued)

As described in the Financial Accounting Standards Board’s (“FASB”) accounting guidance for reporting of fully benefit-responsive investment contracts held by certain investment companies, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common/collective trust fund. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States of America, requires plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Significant estimates include the determination of the fair value of Plan assets. Actual results could differ from these estimates.

Administration

The Plan is administered by a committee (the “Committee”) consisting of three or more individuals selected by and who may be removed at any time by the Board of Directors of Aqua America, Inc. The Committee members may be employees of Aqua America, Inc. and may be participants in the Plan. The Committee members receive no compensation from the Plan for their services in such capacity. The Committee has extensive administrative powers in connection with the Plan, including authority to interpret the provisions of the Plan, to adopt rules for its administration and to make other decisions with respect to the Plan.

The Trustee for the Plan invests the Plan’s funds as instructed by participants. The Trustee invests funds received from contributions, investment sales, interest, and dividend income and makes distribution payments to participants.

Certain administrative expenses of the Plan are paid by the Company. The Company may, at its discretion, elect to have certain administrative expenses reimbursed by the Trustee.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 2—Summary of Significant Accounting Policies (Continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Investments in registered investment companies are valued at quoted market prices which represents the net asset value of shares held by the Plan. Aqua America, Inc. common stock is valued at its quoted market price. The fair value of the guaranteed investment contract (“GIC”) is calculated by discounting the related cash flows based on current yields of similar investments with comparable durations. The common/collective trust fund is valued at unit value, which represents the fair value of the underlying assets. Therefore, the value of the common/collective trust fund is at fair value. The fair value of the underlying assets which are deemed fully benefit-responsive investment contracts is calculated by discounting the related cash flows based on current yields of similar investments with comparable durations.

The investment objectives of the Plan’s investments in registered investment companies are as follows:

•	Growth funds- the objective of the growth funds is the long-term accumulation of principal through capital appreciation and retention of net investment income, and invests primarily in stocks of large United States (“U.S.”) companies representing a wide range of industries.

•	Balanced funds- the objective of the balanced funds is for long-term rates of return and stable income through diversification and invests in a mix of stocks and bonds to provide capital appreciation and income.

•	Fixed income funds- the objective of the fixed income funds is for long-term rates of return while preserving capital and invests in mortgage-backed securities, corporate bonds and U.S. securities.

•	Value funds- the objective of the value funds is reduced volatility and stronger performance than other stock funds during slower economic times or market downturns, and invests in stocks of companies that are deemed to be undervalued or that may be out of favor with the market.

•	Money market fund- the objective of the money market fund is preservation of capital, liquidity, and the highest possible current income.

The objective of the common/collective trust fund is to maximize current income while maintaining principal. The fund will attempt to achieve this objective by investing in GICs issued by insurance companies as well as other similar instruments that are intended to maintain a constant net asset value.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 2—Summary of Significant Accounting Policies (Continued)

Investment Valuation and Income Recognition (Continued)

On occasion, trades or fund exchanges initiated by a Plan participant may not settle by the last day of a calendar year but will settle in the subsequent plan year. In that event, the participant’s account is credited with the cash value of such trades and fund exchanges and the cash is reported as cash and cash equivalents on the Statements of Net Assets Available for Benefits. As of December 31, 2013, and 2012, there were no unsettled transactions.

Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Realized gains and losses on the sale of Aqua America, Inc. stock are based on average cost of the securities sold. Net appreciation includes the gains and losses on investments bought and sold as well as held during the year. Purchases and sales are recorded on a trade-date basis.

Investment Fees

Net investment returns reflect certain fees paid to the investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment activity and thus are not separately identifiable as an expense.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are recorded as distributions based upon the terms of the plan document.

Payment of Benefits

Benefits are recorded when paid.

Income Taxes

The Plan is exempt from federal income taxes under the IRC.

Note 3—Fair Value Measurements

The Plan measures its investments at fair value on a recurring basis in accordance with accounting principles generally accepted in the United States of America. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

•	Level 1—Fair value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 3—Fair Value Measurements (Continued)

•	Level 2—Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities, quoted market prices in inactive markets for identical or similar assets and other observable inputs.

•	Level 3—Fair value is based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models, discounted cash flows, and similar techniques.

There have been no changes in the valuation techniques used to measure fair value for the years ended December 31, 2013 and 2012.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 3—Fair Value Measurements (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013 and 2012:

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Registered investment companies
Growth funds	$69,038,983	$—	$—	$69,038,983
Balanced funds	27,579,984	—	—	27,579,984
Fixed income funds	4,300,004	—	—	4,300,004
Value funds	2,920,631	—	—	2,920,631
Money market fund	22,943	—	—	22,943

	103,862,545	—	—	103,862,545
Aqua America, Inc. common stock	50,440,224	—	—	50,440,224
Common/collective trust fund	—	11,272,037	—	11,272,037

Total investments at fair value	$154,302,769	$11,272,037	$—	$165,574,806

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Registered investment companies
Growth funds	$54,241,676	$—	$—	$54,241,676
Balanced funds	24,153,356	—	—	24,153,356
Fixed income funds	4,643,170	—	—	4,643,170
Value funds	2,162,045	—	—	2,162,045
Money market fund	47,971	—	—	47,971

	85,248,218	—	—	85,248,218
Aqua America, Inc. common stock	45,405,520	—	—	45,405,520
Guaranteed investment contract	—	—	654,089	654,089
Common/collective trust fund	—	10,417,310	—	10,417,310

Total investments at fair value	$130,653,738	$10,417,310	$654,089	$141,725,137

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 3—Fair Value Measurements (Continued)

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 investment for the years ended December 31, 2013 and 2012:

	Guaranteed investment contract
	2013	2012
Opening balance	$654,089	$1,307,378
Total gains for the period included in earnings	9,393	31,672
Sales	(663,482)	(684,961)

Closing balance	$—	$654,089

Note 4—Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2013 and 2012:

	2013		2012
T. Rowe Price Retirement 2015 Fund	$14,398,312		$13,201,657
T. Rowe Price Retirement 2020 Fund	20,001,999		17,050,179
T. Rowe Price Retirement 2025 Fund	16,082,761		12,810,760
T. Rowe Price Retirement 2030 Fund	13,690,062		10,606,877
T. Rowe Price Stable Value Fund	11,272,037	*	10,417,310	*
Aqua America, Inc. Common Stock	50,440,224		45,405,520

*	Contract value of $11,114,511 and $9,997,306 respectively.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value during the years ended December 31, 2013 and 2012 as follows:

	2013	2012
Aqua America, Inc. common stock	$7,470,886	$4,765,311
Registered investment companies	13,729,123	10,358,342

Total	$21,200,009	$15,123,653

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 5—Investment Contract with Insurance Company

Effective January 1, 2008, the Plan’s investments included a fully benefit-responsive investment contract with Aetna, Inc. Aetna Inc. maintains the contributions in a general account. Until on or about June 2, 2008, the account was credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Aetna, Inc. was contractually obligated to repay the principal and a specific interest rate that is guaranteed to the Plan. Due to restrictions in the Aetna contract, the GIC held by Aetna, Inc. was frozen to new contributions and transfers and an agreement was entered into with the Plan to transfer the funds to the T. Rowe Price Stable Value Fund over six annual installments, the first of which was made in June 2008. As described in Note 2, because the GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GICs. Contract value, as reported by Aetna, Inc., represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value, except as described above. The last payment of the GIC was made in June, 2013.

There were no reserves against contract value for credit risk of the contract issuer or otherwise.

The fair value of the Aetna, Inc. investment contract at December 31, 2012 was $654,089. The average yield for 2013 and 2012 was 2.9% and 4.7%, respectively. The crediting interest rate for 2013 and 2012 was 3.5%. The crediting interest rate was based on a formula agreed upon by the issuer, but may not be less than 3.5%. The interest rate for the Aetna, Inc. investment contract was fixed and guaranteed until its maturity in June, 2013.

Note 6—Nonparticipant-Directed Investments

Information about the net assets available for benefits as of December 31, 2013 and 2012 and the significant components of the changes in net assets relating to the nonparticipant-directed investments for the years ended December 31, 2013 and 2012 are as follows:

	2013	2012
Net Assets:
Aqua America, Inc. common stock	$42,041,631	$37,071,797

Changes in Net Assets:
Contributions	$2,044,996	$1,041,575
Interest and dividends	1,034,548	980,699
Net appreciation	6,236,424	5,170,485
Interfund transfers	(1,389,139)	(1,314,706)
Benefits paid to participants	(2,956,995)	(2,305,297)

Total	$4,969,834	$3,572,756

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 7—Related Party and Party-in-Interest Transactions

Certain of the Plan’s investments are shares of registered investment companies managed by the Trustee, therefore, these transactions qualify as party-in-interest transactions. Investment management fees paid to the Trustee during 2013 and 2012 were netted against investment returns. As discussed in Note 1, employer matching contributions are invested in common stock of the Plan Sponsor. Participants may also elect to invest in Plan Sponsor common stock. These transactions qualify as related party and party-in-interest transactions. Total purchases at market value related to the stock for 2013 and 2012 were $5,586,537 and $4,239,050, respectively. Total sales at market value related to the stock for 2013 and 2012 were $8,022,719 and $3,817,046, respectively. Additionally, the Plan issues loans to participants, which are secured by the participants’ account balances. These transactions qualify as party-in-interest transactions.

Note 8—Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their Company contributions.

Note 9—Tax Status

The Internal Revenue Service (“IRS”) issued a determination letter dated September 30, 2003, which stated that the Plan and related trust qualified under applicable provisions of the IRC and, therefore, are exempt from federal income taxes. The Plan has been amended since receiving the determination letter, and on January 8, 2010 the Plan requested an updated determination letter from the IRS. The Plan has been amended since then, and the January 8, 2010 submission, along with a restated Plan Document that incorporates all plan amendments made to date. On May 16, 2014 an updated determination letter was issued by the IRS which incorporates all of the amendments and confirmed the Plan’s exempt federal income tax status.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

Note 10—Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 11—Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of investments at contract value per the financial statements at December 31, 2013 and 2012 to the Form 5500:

	2013	2012
Investments, at fair value, per the financial statements	$165,574,806	$141,725,137
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(157,526)	(420,004)

Investments at contract value per Form 5500	$165,417,280	$141,305,133

Note 12—Subsequent Event

During May 2014, a new group, Group 8, to the Plan was established. Employees of Aqua North Carolina who were previously under the Plan’s Group 3, as of May 11, 2014 but not participants in the Aqua America, Inc. Thrift Plan on December 31, 2007, will now be in Group 8. Employees hired or rehired by Aqua North Carolina after May 1, 2014 will also be participants in Group 8. Employees who are not eligible for Group 8 are employees who are under a collective bargaining agreement unless their collective bargaining agreement provides for participation in the Plan, leased employees, and nonresident aliens.

Group 8 is entitled to make pre-tax and Roth deferral contributions up to the maximum dollar limit permitted under applicable laws and regulations governing 401(k) plans ($17,500 in 2014, $23,000 if 50 and older). The Company will match 100% of the first 2% of the employees’ compensation contributed as deferral contributions (pre-tax and Roth) and 50% of the next 4% of base compensation that is contributed as deferral contributions for a plan year. The matching contribution will be invested in Aqua America, Inc. common stock.

A discretionary year-end contribution may also be made up to 3% of an employee’s base compensation. An employee does not have to make deferral contributions to be eligible for a discretionary year-end contribution.

Aqua America, Inc. 401(k) Plan

Schedule of Assets (Held at End of Year)

Form 5500 - Schedule H - Line 4i

EIN: 23-1702594

PN: 005

December 31, 2013

(a)	Identity of Issue (b)	Description of Investment (c)	Cost (d)	Current Value (e)
	Growth funds:
	American Funds EuroPacific Growth Fund	Registered Investment Company	N/A	$1,587,570
	Columbia Small-Cap Growth Fund I	Registered Investment Company	N/A	820,655
	Dodge & Cox International Stock Fund	Registered Investment Company	N/A	1,166,442
	Munder Mid-Cap Core Growth Fund	Registered Investment Company	N/A	1,046,764
	Neuberger Berman Genesis Fund, Instl	Registered Investment Company	N/A	548,762
*	T. Rowe Price Growth Stock Fund	Registered Investment Company	N/A	1,913,019
*	T. Rowe Price Retirement 2020 Fund	Registered Investment Company	N/A	20,001,999
*	T. Rowe Price Retirement 2025 Fund	Registered Investment Company	N/A	16,082,761
*	T. Rowe Price Retirement 2030 Fund	Registered Investment Company	N/A	13,690,062
*	T. Rowe Price Retirement 2035 Fund	Registered Investment Company	N/A	5,416,590
*	T. Rowe Price Retirement 2040 Fund	Registered Investment Company	N/A	3,622,522
*	T. Rowe Price Retirement 2045 Fund	Registered Investment Company	N/A	1,866,976
*	T. Rowe Price Retirement 2050 Fund	Registered Investment Company	N/A	967,881
*	T. Rowe Price Retirement 2055 Fund	Registered Investment Company	N/A	306,980
	Balanced funds:
	Davis New York Venture Fund	Registered Investment Company	N/A	709,136
	Fidelity Balanced Fund	Registered Investment Company	N/A	2,282,115
*	T. Rowe Price Retirement 2005 Fund	Registered Investment Company	N/A	1,435,675
*	T. Rowe Price Retirement 2010 Fund	Registered Investment Company	N/A	2,816,361
*	T. Rowe Price Retirement 2015 Fund	Registered Investment Company	N/A	14,398,312
	Vanguard 500 Index Fund, Signal	Registered Investment Company	N/A	1,569,155

Aqua America, Inc. 401(k) Plan

Schedule of Assets (Held at End of Year)

Form 5500 - Schedule H - Line 4i

EIN: 23-1702594

PN: 005

December 31, 2013

(a)	Identity of Issue (b)	Description of Investment (c)	Cost (d)	Current Value (e)
	Balanced funds (continued):
	Vanguard Mid-Cap Index Fund, Signal	Registered Investment Company	N/A	$1,786,014
	Vanguard Small-Cap Index Fund, Signal	Registered Investment Company	N/A	841,948
	Vanguard Total International Stock Index Fund, Inv.	Registered Investment Company	N/A	852,868
*	T. Rowe Price Retirement Income Fund	Registered Investment Company	N/A	888,400
	Value funds:
	AllianzGI NFJ Small-Cap Value Fund, Instl	Registered Investment Company	N/A	772,160
	Goldman Sachs Mid-Cap Value Fund, Instl	Registered Investment Company	N/A	601,551
	Vanguard Windsor II Fund, Inv.	Registered Investment Company	N/A	1,546,920
	Fixed income funds:
	PIMCO Total Return Fund, Inst	Registered Investment Company	N/A	4,247,016
	Kinetics Alternative Income Fund	Registered Investment Company	N/A	52,988
	Money market fund:
*	T. Rowe Price Prime Reserve Fund	Registered Investment Company	N/A	22,943
*,**	T. Rowe Price Stable Value Fund	Common/Collective Trust Fund	N/A	11,114,511
*,***	Aqua America, Inc.	Common Stock	26,322,431	50,440,224
*	Notes receivable from participants	Interest rates 4.25% to 8.50%	0	4,131,948

				$169,549,228

*	A party-in-interest as defined by ERISA
**	Fair value = $11,272,037
***	Includes both participant and non participant-directed investments
N/A	Cost ommitted for participant-directed investments

Aqua America, Inc. 401(k) Plan

Schedule of Reportable Transactions

Form 5500 - Schedule H - Line 4j

EIN: 23-1702594

PN: 005

Year Ended December 31, 2013

					Current Value
		Purchase	Selling		of Asset on
Identity of Party Involved (a)	Description of Asset (b)	Price (c)	Price (d)	Cost (g)	Transaction Date (h)	Net Gain (i)
Single Transaction		None	None	None	None	None
** Series of Transactions
* Aqua America, Inc.	Common stock	$5,586,537	$—	$5,466,315	$5,586,537	$120,222
* Aqua America, Inc.	Common stock	—	8,022,719	4,129,407	8,022,719	3,893,312

*	A party-in-interest as defined by ERISA.
**	Includes both participant and non participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Aqua America, Inc. 401(k) Plan

Date: June 13, 2014

/s/ Christopher P. Luning
Christopher P. Luning
Secretary
Aqua America, Inc. Retirement and Employee Benefits Committee

Exhibit Index

Exhibit No.	Description

23.1	Consent of ParenteBeard LLC